SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number      001-11775

(Check one)
☐	Form 10-K and Form 10-KSB ☐ Form 11-K
☐	Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For period ended March 31, 2003

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the transition period ended _______________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________
_________________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

     Full name of registrant      TIMCO Aviation Services, Inc.

     Former name if applicable _____________________________________

     Address of principal executive office (Street and Number)      623 Radar Road

     City, State and Zip Code      Greensboro, North Carolina 27410

PART II
RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     ☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     ☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In May 2003, the Registrant entered into an agreement with its principal stockholder pursuant to which he agreed to loan us $6.0 million. Simultaneously with this loan, we entered into an amendment to our revolving credit facility which modified our borrowing base. Additionally, in May 2003 we obtained a waiver for non-compliance with financial covenants under our Amended Credit Facility and our Tax Retention Operating Lease (TROL) financing agreement and have entered into agreements that reset financial covenant requirements under the Amended Credit Facility and TROL financing agreement. All of these activities will be disclosed as subsequent events within our 10-Q filing for the quarter ended March 31, 2003. As a result, completion of the Company’s Form 10-Q for the quarter ending March 31, 2003 has been delayed. The Company expects to file its March 31, 2003 Form 10-Q on or before May 20, 2003.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Philip B. Schwartz, Esq	(305) 982-5604

(Name)	(Area Code) (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a small net loss for the quarter ending March 31, 2003 on revenues of $51.3 million, compared to net income of $20.9 million (including a $27.3 million gain arising as a result of a capital and equity restructuring) on revenues of $57.5 million for the quarter ended March 31, 2002.

TIMCO Aviation Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 16, 2003	By:	/s/ C. Robert Campbell

C. Robert Campbell
Executive Vice President and Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1.     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5.     Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.